In App Campaign Screenshots
Sharp Shooters Global, LLC.

12:11



Darrel Frater
Founder & CEO of
TheClub
TO GOD BE THE GLORY
1 of 6

TheClub App — **40% Return**

DJ Livestream & Tips — In 4 Years

MBA Candidate | COVID-Safe | Payments Solution | Livestream | Mobile App | 85 Days Left

Overview

TheClub is a live streaming, mobile app that lets DJs get discovered, booked, and paid all in the same app. TheClub App was a product born out of necessity. Due to the pandemic, many DJs could not get gigs due to the closing

INVEST $100 OR MORE

DJs can set livestream events that anyone can virtually watch and enjoy. Viewers have the

12:11

virtually watch and enjoy. Viewers have the ability to watch, comment, applaud, and tip REAL MONEY, all on the app.

Not just can DJs live-stream from their own homes in times of a pandemic or public closures, but they can easily live-stream their IN-PERSON performances when at a real, live club. This means that their exposure goes beyond just the actual club attendees, but to everyone on the TheClub App, and they can easily be tipped using TheClub App from both club attendees or TheClub live-stream viewers.

The business model is simple. All users have FREE access to TheClub App. However, TheClub charges a 20% fee to the streamer on all transactions including those made from tips and event entry fees.

With established relationships already made with Shady Records, Mo Thugs, Doggy Style Records, Nas, and Mannie Fresh for virtual events in 2021 and with TheClub App Version 1.0 already in the app stores, we believe we are well positioned to capture the majority market

INVEST $100 OR MORE

12:11

Funding Goal

$0 of $25,000

0% of minimum goal raised

84 Days Left to Invest

Use of Funds

TheClub will use the funds for the development required to better the payment solutions and to enhance the user interface of TheClub App. A portion of the funds will also go to strategic marketing initiatives to partner with more high-profile brands.



$50,000
Breakdown

INVEST $100 OR MORE

12:11

- Miventure Fee (7%)
- Marketing (13%)
- Product Development (80%)

Market

There are over 700,000 DJs globally whose income has been impacted greatly because of COVID-19's closure of most clubs, venues, and parties. At the same time there are millions of consumers that miss the nightlife and are seeking unique ways to experience nightlife entertainment. TheClub has a total debt of $6,689.72 since the date of this document. See section P (Company Debt) for more details. That's more than 2/3's of all Americans.

COVID-19 has made live streaming an essential aspect of everyday life across the globe. Live-streaming is projected to grow from a $70 BILLION industry today to an $184 BILLION industry by 2027. We at TheClub believe we are strategically positioned to capture significant market share over the next 5 years

INVEST $100 OR MORE

12:11

Competitors

Mixcloud is their primary competitor. They are a desktop first-platform with a mobile app and use a pay-to-stream business model. Mixcloud content includes diverse content from talk and music radio shows; DJ sets and podcasts.

Instagram, Facebook, and Twitch are indirect competitors, but is currently the industry's biggest substitutes. These are generic platforms that do not offer seamless payment solutions for streamers.

TheClub is confident that with our focus on DJ live-streaming and payment solutions, we will dominate the DJ live-streaming and virtual party space in a few years.

Industry Risks

The DJ business in all forms can be risky due to the nature of using existing music to mix into different versions of itself. As such, acquiring music licenses or paying royalties must be built

INVEST $100 OR MORE

liability.

12:11

into the platform so as not to have copyright liability.

Additionally, being a payment-tech solution, there are financial compliance risks involved due to the back-end accounting and the large number of transactions that will take place. TheClub will ensure that proper accounting and technology is supporting all transactions.

Learn more about the Investment Risks at the bottom of this campaign.

Achievements

- Launched Beta in Google Play & App Store on September 27, 2020 to November 22, 2020.
- Beta received over 1,500 Registered DJs, about $1,000 in In-App revenue, and over 500 events streamed.
- Secured partnerships with notable players in the music industry such as Shady Records/ Eminem, Bone Thugs-N-Harmony, and Mannie Fresh.

INVEST $100 OR MORE

12:11

- Accepted into the Impact Ventures accelerator program.

Financial History

- The founder has contributed a total of $75,000 of his personal funds.
- TheClub has boot-strapped until now and has no outside investors.
- TheClub has a total debt of $6,689.72 since the date of this document.

Financial Projections

TheClub projects to be profitable by end of 2021 and expects to make $1.7 MILLION in REVENUE in 2025. These projections can be met by serving over 2 MILLION users by 2025 with over 30 THOUSAND DJs worldwide.

The financial projections were prepared by RLN

INVEST $100 OR MORE

guaranteed.

12:12

all financial projections, these results are not guaranteed.


$2M
$1.6M
$1.2M
$800K
$400K
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

Meet The Owners



Darrel Frater
Founder & CEO

INVEST $100 OR MORE

candidate at The College of New Jersey specializing in Strategy, Innovation, &

12:12

View Owner's Story

WHY US?

"With established relationships already made with Shady Records, Mo Thugs, Doggy Style Records, Nas, and Mannie Fresh for virtual events in 2021 and with TheClub App Version 1.0 already in the app stores, we believe we are positioned to capture the majority market share in livestream parties." -Darrel Frater, CEO

Investment Terms

Funding Goal:	**$25,000 - $50,000**
Investment Type:	**Term Loan**

INVEST $100 OR MORE

Term: 4 years

12:12

Investment Terms

Funding Goal:	**$25,000 - $50,000**
Investment Type:	**Term Loan**
Returns:	**40% total or 10% yearly**
Term:	**4 years**
Repayments:	**Monthly**
Collateral:	**None**
Offering:	**Reg CF**

Ask the Business

Business News

Investment Risks

INVEST $100 OR MORE

12:12

Offering Documents

Share this Opportunity

TheClub App is offering debt securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by TheClub App without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $100 OR MORE

9:53



The Perfect Virtual Party Experience

TheClub App

Meet Darrel Frater, the founder of TheClub App

Why Create a DJ Live-Streaming Platform?

The COVID-19 pandemic has completely disrupted the entertainment industry and throughout the summer many things occurred that allowed me to recognize a huge opportunity in the market. It all started in May when a few organizations and myself helped coordinate a virtual prom on Instagram Live.

VIEW OPPORTUNITY

along with numerous celebrities and

9:54

event and got thousands of students to attend along with numerous celebrities and influencers. It was a huge success! So much that even Jack Dorsey, CEO of Twitter, made a $45,000 donation to the event of which we gave to the students for COVID relief. It was then that I began to see the rise of various livestream DJ events including DJ D-Nice's Club Quarantine and the VerzuzTV Battles.

With the closure of clubs, venues, and parties due to the pandemic, it was clear that there is a booming demand for virtual parties and that there is an untapped supply of thousands of DJs who are looking for new ways to monetize their talents. It was then that I set out to create TheClub and pursue a mission to create the perfect virtual party experience.

What Makes TheClub Unique?

TheClub is not your typical live streaming platform. We are enabling DJs and party goers to connect in meaningful ways through participating in amazing virtual parties. We're implementing the functionality for DJs to stream their sets free of charge without the need to worry about issues with music

VIEW OPPORTUNITY

royalties and allow the DJs to focus on what's

9:54

Before TheClub there weren't any spaces online that DJs could claim as their own. We make it easy for DJs to get discovered, booked, and paid all right within our app.

Did the idea of building a global-tech company intimidate you?

Starting anything new, especially a tech-based business, is challenging. For most that may be intimidating, but for me it's what gets me energized! Growing up, I learned first-hand from helping my father in his business that it takes blood, sweat, and sometimes tears to build something from the ground up. It was through my father's mentorship that I knew that entrepreneurship was the career path for me. I went to The College of New Jersey and received my Bachelors in Business Management, and am now less than a year away from receiving my MBA in Strategy, Innovation, and Leadership from the same institution. My first real experience building an organization on my own was in college when I started a Non-Profit called the "Urban Students Bridge to Success". It was a youth mentorship program that coordinated college

VIEW OPPORTUNITY

school and beyond. Through my years working

9:54

with the program we were able to mentor over 150 high school students, many of which went off to attend prestigious universities such as Princeton University, the University of Pennsylvania, and The College of New Jersey. To me, entrepreneurship is synonymous with problem solving and I believe that through entrepreneurship we can fix many of the complex problems that exist in this world.

Why Do You Think TheClub App Will Succeed?

Live streaming is a $70 Billion industry and is expected to be a $184 Billion industry by 2027. TheClub is strategically positioned to capture significant market share over the next 5 years because of our innovative approach to live streaming. The app is useful both during this time of the pandemic and social distancing as well as a perfect tool for DJs that are performing in-person at clubs and venues. This allows for their exposure to go far beyond just the 4 walls of a venue, but essentially anyone globally who has access to TheClub app. Unlimited revenue opportunities are now unlocked as now DJs can easily earn revenue

VIEW OPPORTUNITY

top players in hip hop ranging from Shady

9:54

Live streaming is a $70 Billion industry and is expected to be a $184 Billion industry by 2027. TheClub is strategically positioned to capture significant market share over the next 5 years because of our innovative approach to live streaming. The app is useful both during this time of the pandemic and social distancing as well as a perfect tool for DJs that are performing in-person at clubs and venues. This allows for their exposure to go far beyond just the 4 walls of a venue, but essentially anyone globally who has access to TheClub app. Unlimited revenue opportunities are now unlocked as now DJs can easily earn revenue from streaming on TheClub App to global audiences. With relationships established with top players in hip hop ranging from Shady Records to Bone Thugs-N-Harmony to N.W.A., TheClub is well positioned to dominate the entertainment industry as we enter the new year.

Click the 'View Opportunity' button at the bottom to learn about how you can invest in TheClub App.

VIEW OPPORTUNITY